25 July 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 128,000 Reed Elsevier PLC ordinary shares at a price of 975.6626p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 123,762,635 ordinary shares in treasury, and has 1,145,217,799 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 24,315,801 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 74,000 Reed Elsevier NV ordinary shares at a price of €17.2158 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,972,694 ordinary shares in treasury, and has 661,375,405 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 14,077,501 shares.